

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2021

Daniel Leff
Chief Executive Officer
Waverley Capital Acquisition Corp. 1
535 Ramona Street
Suite #8
Palo Alto, CA 94301

> **Re: Waverley Capital Acquisition Corp. 1**
> **Registration Statement on Form S-1**
> **Filed March 30, 2021**
> **File No. 333-254842**

Dear Mr. Leff:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed March 30, 2021

Risk Factors
The grant of registration rights to our initial shareholders and holders of our private placement warrants, page 56

1. Revise this risk factor to make clear that the founder shares may become transferable earlier than one year following a business combination if the company's shares trade for a relatively small premium ($12.00) to your initial public offering price ($10.00) thereby enhancing the potential dilution to your public shareholders.

<u>We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, page 57</u>

2. Revise this risk factor to highlight that the trading price of $10.00 is less than the exercise price of the warrants ($11.50) and may result in investors having to exercise the warrants at a time when they are out-of-the-money or receive nominal consideration from the company for them. In addition, revise your description of the warrants under "Description of Securities" to explain the purpose of the warrant redemption feature when your stock is trading at your IPO price versus your reasons for the redemption feature when your stock is trading at $18 per share.

<u>Dilution, page 85</u>

3. Please check the calculation for your increase in pro forma net tangible book value attributable to public shareholders both with and without over-allotment. Please make revisions as necessary or tell us how you calculated these amounts.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Lisa Etheredge, Senior Staff Accountant, at 202-551-3424 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Senior Counsel, at 202-551-3673 or Larry Spirgel, Office Chief, at 202-551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Raphael M. Russo